SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE STATUTORY AUDIT COMMITTEE MEETING HELD ON SEPTEMBER 5, 2006

DATE, HOUR AND PLACE: On September 5, 2006, at 2:00 pm, at the head offices of TIM ParticipaÇões S.A. (“Company”), at Avenida das Américas, 3434, bloco 1, 7º andar-parte, Barra da Tijuca, in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Josino de Almeida Fonseca, Antônio Carlos Rovai, Celso Clemente Giacometti, Sheila Periard Henrique Silva and Vicente de Paulo Barros Pegoraro, representing all members of the Company’s Statutory Audit Committee (“CF”).

AGENDA: (1) exam and issue an opinion on the management’s proposal for the Company’s capital increase, without the issuance of new shares, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87; and (2) exam and issue an opinion on the management’s proposal for the Company’s capital increase, with the issuance of new shares, upon the capitalization of the portion of the Special Goodwill Reserve corresponding to the tax benefit granted to the Company’s subsidiaries during fiscal year 2005, in the amount of R$50,450,121.48.

RESOLUTIONS: The Statutory Audit Committee Members, upon the exercise of their legal and statutory attributions, analyzed and discussed the matters included in the Agenda, and after attending the meeting of the Company’s Board of Directors held on the date hereof, such members issued an opinion as follows: (1) pursuant to the opinion attached hereto, the CF, unanimously and without any restriction, expressed its favorable opinion as regards to the management’s proposal for the Company’s capital increase, without the issuance of new shares, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one reais and eighty seven cents); and (2) also pursuant to the opinion attached hereto, the CF, unanimously and without any restriction, expressed its favorable opinion as regards to the management’s proposal for the Company’s capital increase, with the issuance of new shares, upon the capitalization of the portion of the Special Goodwill Reserve corresponding to the tax benefit granted to the Company’s subsidiaries during fiscal year 2005, which benefit resulted from the amortization of the goodwill recorded by the subsidiaries in fiscal year 2000, in the amount of R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one reais and forty eight cents). In view of this, the Statutory Audit Committee Members recommend the submission of the matters (1) and (2) above for the analysis of the Company’s Extraordinary General Meeting.

CLOSING: With no further issues to discuss, the meeting was closed and this minutes was drafted, read, approved and signed by the attending Statutory Audit Committee Members.

Rio de Janeiro (RJ), September 5, 2006.

Josino de Almeida Fonseca	Antônio Carlos Rovai

Celso Clemente Giacometti	Sheila Periard Henrique da Silva

Vicente de Paulo Barros Pegoraro	Fabiano Gallo
Secretary

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

OPINION OF THE STATUTORY AUDIT COMMITTEE

The members of the Statutory Audit Committee of TIM ParticipaÇões S.A. (“Company”) undersigned hereunder, in compliance with their legal and statutory attributions, express an opinion on the following matters:

Opinion:

(1) Management’s proposal for the Company’s capital increase, without the issuance of new shares: the matter was discussed and reviewed by the Company’s Statutory Audit Committee members, in accordance with item III of Article 163 of Law 6.406/76 and other applicable statutory provisions, which, unanimously and without any restriction, expressed a favorable opinion on the approval of the management’s proposal for the Company’s capital increase, upon capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one reais and eighty seven cents). The capitalization proposed herein shall benefit all the Company’s shareholders and will be carried out without the issuance of new shares, as set forth in paragraph 1 of Article 169 of Law 6.404/76; and

(2) Management’s proposal for the Company’s capital increase, with the issuance of new shares: the matter was discussed and reviewed by the Company’s Statutory Audit Committee members, in accordance with item III of Article 163 of Law 6.406/76 and other applicable statutory provisions, which, unanimously and without any restriction, expressed a favorable opinion on the approval of the management’s proposal for the Company’s capital increase, with the issuance of new shares, upon the capitalization of the portion of the Special Goodwill Reserve corresponding to the tax benefit granted to the Company’s subsidiaries during fiscal year 2005, which benefit resulted from the amortization of the goodwill recorded by the subsidiaries in year 2000. Pursuant to the CVM Ruling 319/99 and the Spin-off and Merger Agreements regarding the matter, the portion of the Special Goodwill Reserve corresponding to the fiscal benefit shall be capitalized in the subsidiaries, followed by the capitalization in the Company on behalf of TIM Brasil ServiÇos e ParticipaÇões S.A. (“TIM Brasil”), the beneficiary and owner of the mentioned credits (“Credits”). The terms of the proposal for capital increase approved by the management and analyzed by the Statutory Audit Committee are: (i) Amount of the Capital Increase: R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one reais and forty eight cents); (ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary General Meeting which shall resolve on the matter, based on the average price of the Company’s shares at the São Paulo Stock Exchange (Bovespa) at 10 trading days prior to the mentioned Extraordinary General Meeting date (that is, based on the average price registered at the 10 trading days before September 29, 2006). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders; (iii) Justification for the Issuance Price: the determination of the issuance price has as legal basis the item III, paragraph 1 of Article 170 of Law 6.404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is being made to avoid disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange; (iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry and without par value, shall be defined at the day immediately prior to the Extraordinary General Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept (34.06% of common shares and 65.94% of preferred shares); (v) Preemptive Right: the Company’s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Article 171 of Law 6.404/76. TIM Brasil shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be transferred to TIM Brasil, in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary General Meeting which shall resolve on the proposal for capital increase; (vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year of 2006, and shall not be entitled to the dividend right and/or other profits relating to the fiscal year of 2005, which have been resolved on the Annual General Meeting held on March 7, 2006.

Considering the capitalization proposals included in the items above by the shareholders, the Company’s capital shall be increased to R$7,512,709,900.16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred reais and sixteen cents), with the subsequent amendment to the wording of the Article 5 of the Bylaws, which addresses the Company’s capital stock.

In view of this, the Statutory Audit Committee Members recommend the submission of the matters (1) and (2) above for the analysis of the Company’s shareholders.

Rio de Janeiro (RJ), September 5, 2006.

Josino de Almeida Fonseca	Antônio Carlos Rovai

Celso Clemente Giacometti	Sheila Periard Henrique da Silva

Vicente de Paulo Barros Pegoraro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer